G. Edison (Ed) Holland, Jr. Executive Vice President General Counsel and Corporate Secretary	30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308 Tel 404.506.5000 Fax 404.506.0564

VIA EDGAR

September 17, 2010

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention:     Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance

RE:     The Southern Company
                            Form 10-K for the year ended December 31, 2009
                            Filed February 25, 2010
                           Definitive Proxy Statement on Schedule 14A
                           Filed April 13, 2010
                           File No. 1-03526

Dear Mr. Owings:

The Southern Company, a Delaware Corporation (“Southern Company” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. David M. Ratcliffe of Southern Company, dated September 7, 2010.

Form l0-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 1-16

SEC COMMENT

We note your disclosure on pages II -23 to II-24 and similar disclosure on pages II-68 to II-71 regarding your environmental litigation proceedings.  Please enhance your Risk Factor section to include a separate risk factor disclosing risks associated with litigation or tell us why you do not believe a separate risk factor is necessary.

RESPONSE

As noted in the Staff’s comment, Southern Company provides disclosure regarding a number of environmental litigation proceedings in both its Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) and the contingencies footnote to its consolidated financial statements.  This includes detailed disclosure regarding Environmental Protection Agency actions under the New Source Review provisions of the Clean Air Act (under the heading “New Source Review Actions” on pages II-22 through

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September 17, 2010

II-23 and II-68), common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions (under the heading “Carbon Dioxide Litigation” on pages II-23 through II-24 and II-68 through II-69) and proceedings relating to the handling and disposal of waste and releases of hazardous substances (under the heading “Environmental Remediation” on page II-69).

In Item 1A of the Form 10-K, Southern Company provides a comprehensive risk factor regarding environmental matters.  This risk factor describes the risks associated with existing environmental legislation and regulation and the risks associated with potential future environmental legislation and regulation (including potential regulation or legislation relating to climate change, coal combustion byproducts and various Clean Air Act matters).  In addition, in this comprehensive environmental risk factor, Southern Company provides significant disclosure relating to the environmental litigation proceedings noted above.  In particular, the comprehensive environmental risk factor includes the following disclosures:

The EPA has filed civil actions against Alabama Power and Georgia Power and issued notices of violation to Gulf Power and Mississippi Power alleging violations of the new source review provisions of the Clean Air Act.  Southern Company is a party to suits alleging emissions of carbon dioxide, a greenhouse gas, contribute to global warming.  An adverse outcome in any of these matters could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties.  Such expenditures could affect unit retirement and replacement decisions, and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates or market-based rates for Southern Power.

Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States.  In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent.

Southern Company believes its risks related to environmental matters are not limited to legislation and regulation, but also include the integrally related environmental litigation proceedings.  As a result, Southern Company believes it would be inappropriate to eliminate the discussion of these environmental litigation risks from its comprehensive environmental risk factor.  Accordingly, if Southern Company were to include a separate risk factor relating to these environmental litigation proceedings, the disclosure would simply duplicate the disclosures set forth in the comprehensive environmental risk factor.

Southern Company also notes that it provides investors with more detailed information regarding each significant environmental litigation proceeding through its MD&A and contingencies footnote disclosures.  The specific details of these matters, including periodic procedural updates, are provided each quarter through updates in MD&A and the contingencies footnote.  To the extent all of this detailed information was also set forth in a stand-alone environmental risk factor, Southern Company would be required to update the disclosure in the risk factor section each quarter as well, even though the risk itself had not materially changed.  Southern Company believes such an update would be inconsistent with

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September 17, 2010

the purpose of the quarterly Item 1A updating requirements, which are designed to provide information regarding material changes to the risks affecting a company.

Based on the foregoing, Southern Company believes its existing disclosure presentation most appropriately addresses its risks associated with environmental litigation proceedings.

Definitive Proxy Statement on Schedule 14A filed April 13, 2010

Election of Directors, page 13

SEC COMMENT

We note your description of Mr. Hood’s director qualifications on page 18.  Please enhance your disclosure of Mr. Hood’s business experience during the past five years to include his principal occupation and employment during such time period.  Please see Item 401(e)(1) of Regulation S-K.

RESPONSE

Mr. Hood is the Chairman and Chief Executive Officer of Hood Companies, Incorporated which he established in 1978.  We will include this additional information in the 2011 Proxy Statement.

Compensation Discussion and Analysis, page 32

SEC COMMENT

We note your statement on page 35 that “[t]he Company specifically looks at the market data for chief executive officer positions and other positions in terms of scope of responsibilities ... [and] [b]ased on that data, the Company recommends to the Compensation Committee a total target compensation opportunity for each named executive.”  We further note that the Compensation and Management Succession Committee charter on your website discusses involvement of your finance committee in helping shape executive compensation and such involvement is not mentioned in this Definitive Proxy Statement.  Please enhance your disclosure to discuss who at the “Company” makes recommendations to your compensation committee and, to the extent material, the role of your finance committee in determining executive compensation.  Please see Item 407(e)(3)(ii) of Regulation S-K.

RESPONSE

The Chief Executive Officer, with input from the Human Resources staff, recommends to the Compensation Committee base salary, target performance-based compensation levels, actual performance-based compensation payouts, and long-term performance based grants for the Company’s executive officers (other than the Chief Executive Officer).  Please see page 8 of the Definitive Proxy Statement under the heading “Role of Executive Officers.”

Securities and Exchange Commission
September 17, 2010

The section following on page 8 entitled “Role of the Compensation Consultant” describes the role of the Compensation Committee’s consultant.  This is part of the larger disclosure related to the Compensation Committee and is provided for compliance with Item 407(e)(3)(ii) of Regulation S-K along with the required disclosures concerning the Audit and Governance Committees pursuant to Item 407 of Regulation S-K.  In future filings, we will reference this information in the Compensation Discussion and Analysis for clarity.

The Compensation Committee’s charter states that “[t]he Committee shall: [r]eview and approve Southern Company’s executive officers’ annual performance goals for the coming year with input from the Finance Committee of the Southern Company Board on the Company’s financial plan and goals.”  The Finance Committee communicates information to the Compensation Committee relative to the Company’s financial goals and financial plan that have been established by the Company with input from Finance Committee and the full Board.  The Compensation Committee in turn uses those financial goals to determine the appropriate performance goal ranges and metrics for determining the appropriate level of compensation for actual achievement of financial goals above and below the financial goals.  In the same manner, the Nuclear/Operations Committee communicates information to the Compensation Committee relative to the Company’s operational goals which the Compensation Committee uses to formulate operational goal ranges and metrics for performance-based pay purposes.  Also, all Finance Committee members and the Chair of the Nuclear/Operations Committee serve on the Compensation Committee.  However, the Finance and Nuclear/Operations Committees have no direct input on compensation levels associated with achievement of financial and operational goals, respectively.  In future filings, we will enhance the description of the role of the Finance and Nuclear/Operations Committees in communicating goal information to the Compensation Committee.

Market Data, page 35

SEC COMMENT

We note your indication on page 37 that “[b]ecause Mr. Bowers’ base salary was more than 10% below the median of the market data...a 6% salary increase... was approved by the Compensation Committee.”  According to your summary compensation table, we note that several of your other named executive officers also received a 3 to 6 percent salary increase.  Please explain why your compensation committee determined that such increases were appropriate for officers other than Mr. Bowers.

RESPONSE

The salary reported in the Summary Compensation Table is the amount paid in the reported fiscal years in accordance with Item 402(c)(2)(iii) of Regulation S-K.  Because the Company pays its employees bi-weekly, there are 26 or 27 pay dates per year, depending on the date the last pay period of the year ends.  In 2008, there were 26 pay dates and therefore employees were paid less than their annual rates of pay and in 2009, there were 27 pay dates.  Also, the Company’s practice has been to make annual salary changes effective March 1 and therefore the amount reported in the Summary Compensation Table for 2008 was based on two months at the rate of pay approved in 2007 and 10 months at the rate of

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September 17, 2010

pay approved in 2008.  This has been described in the Compensation Discussion and Analysis along with the discussion of salary changes.  (See for example the paragraph on page 26 of the 2009 Definitive Proxy Statement that follows the total target compensation opportunity chart.)  Because there were no other salary changes in 2009, that description was not included in the 2010 Definitive Proxy Statement.  Therefore, as stated in the 2010 Definitive Proxy Statement, there were no increases in salary 2009 for any of the named executive officers, except for Mr. Bowers.  In future filings, we will include the explanation of the difference between the approved salary amounts and the amounts actually earned as reported in the Summary Compensation Table.

Description of Key Compensation Components, page 37

SEC COMMENT

With respect to your Performance Pay Program, please disclose the Corporate-wide weighted average ROE percentage.

RESPONSE

The average ROE for the Company’s traditional operating companies was 12.0% in 2009.  For Messrs. Ratcliffe, Bowers and Fanning, payout under the Performance Pay Program was based on the weighted average of all business unit financial goals, including primarily each traditional operating company’s ROE as described on page 38 of the Definitive Proxy Statement.  Other business units’ financial performance is not measured on ROE.  Therefore, the degree of achievement of each business unit’s financial goal (0% to 200%) was determined and an aggregate payout was calculated.  The payout for 2009 performance was 90% as reported in the chart on page 40 of the Definitive Proxy Statement.  In future filings, we will provide additional description regarding that calculation.

2010 Executive Compensation Program Changes, page 45

SEC COMMENT

We note your compensation committee made key changes to both your annual and long-term performance based compensation programs in 2009.  Please enhance your disclosure to discuss why your compensation committee decided to make these changes.  Please also explain why your compensation committee decided to replace associated performance dividends with performance share units.  Please see Item 402(b)(iv) of Regulation S-K.

RESPONSE

Instruction 2 of Item 402(b) of Regulation S-K seems to require a discussion of changes made to the executive pay program after the end of the fiscal year and cites in particular “the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”  We did not believe that a more-

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detailed description of the rationale for the changes made in 2010 was material for an understanding of the compensation paid (or earned) in 2009.  Our purpose in providing the information on page 45 was to preview changes that were effective in 2010 and we fully intend to provide the detailed analysis in the 2011 Definitive Proxy Statement along with a more detailed description of each element of annual and long-term performance-based compensation.

In the 2011 Definitive Proxy Statement, we will describe that the changes to the annual performance-based compensation program were made to increase the weight on operational performance and decrease the weight on financial performance.  We will report that our annual performance-based compensation program is broad-based with application to almost the entire workforce and that increasing the weight on operational performance provides the necessary line of sight for the vast majority of employees that do not have direct influence on the Company’s financial performance.   It also provides the Company’s leaders with the flexibility to drive operational changes by allowing meaningful incentive for achievement of desired changes.

Regarding changes to the long-term program, we will explain that the prior program of stock options with associated performance dividends was not a market-prevalent practice.  We also will explain that because the two components worked in tandem, it was difficult for the Compensation Committee to manage or adjust the mix of stock-price based compensation (stock options) and relative peer-based compensation (performance dividends).  We will describe how the two former components – as a unit – were valued and compare and contrast that with the new separate components of stock options and performance shares.  We will explain that use of performance shares as a separate long-term component also provides more flexibility in allowing the introduction of an additional long-term performance metric (currently, relative total shareholder return) in the future, should the Compensation Committee desire such a change.

Certain Relationships and Related Transactions, page 64

SEC COMMENT

Please revise to describe your policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Please see Item 404(b) of Regulation S-K.  While we understand that you have no such policy in writing, we presume that you have in place policies and procedures that you follow with respect to the types of transactions covered, standards applied and responsible persons who apply such policies.

RESPONSE

As mentioned in the disclosure on page 64, Southern Company does have a Contract Guidance Manual and other formal written procurement policies and procedures which guide the purchase of goods and services, including requiring competitive bids for most transactions above $10,000.  The approval and ratification of any related party transactions would be subject to these written policies and procedures which include a determination of

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September 17, 2010

the need for the goods and services; preparation and evaluation of requests for proposals by supply chain management; the writing of contracts; controls and guidance regarding the evaluation of the proposals; and negotiation of contract terms and conditions.  As appropriate, these contracts are also reviewed by individuals in the legal, accounting and/or risk management/services departments prior to being approved by the responsible individual.  We plan to include this additional information in future filings.

In connection with our response, Southern Company acknowledges that:

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-0819 or to Melissa Caen, Assistant Secretary, at (404) 506-0684.

Sincerely,

/s/G. Edison Holland, Jr.

G. Edison Holland, Jr.
Executive Vice President, General Counsel and Corporate Secretary
The Southern Company